                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   __________

                                    FORM 11-K

                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                       PURCHASE, SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

 (Mark One):

|X|ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

                                      OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the transition period from ______________ to ______________

                          Commission File Number 1-9936

                           EDISON 401(K) SAVINGS PLAN
                           (Full Title of the Plan)

                             EDISON INTERNATIONAL
                              (Name of Issuer)

       2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770
                     (Address of principal executive office)

Edison 401(k)
Savings Plan

Financial Statements and
Supplemental Schedule

As of December 31, 2009 and 2008 and
for the Year Ended December 31, 2009

                                                       Edison 401(k)Savings Plan

                                                                        Contents

                Report of Independent Registered Public Accounting Firm        3

                Financial Statements

                Statements of Net Assets Available for Plan Benefits as of
                  December 31, 2009 and 2008                                   4

                Statement of Changes in Net Assets Available for Plan Benefits
                  for the Year Ended December 31, 2009                         5

                Notes to Financial Statements                             6 - 19

                Supplemental Schedule

                   Schedule I:  Form 5500 - Schedule H - Line 4i -
                    Schedule of Assets (Held at End of Year) as of
                     December 31, 2009                                   20 - 22

                Consent of Independent Registered Public Accounting Firm      23

            Note: All  schedules  other  than  that  listed  above  have  been omitted since the information is either disclosed  elsewhere in  the  financial  statements  or  not  required  by 29 CFR
                  2520.103-10   of  the   Department   of  Labor's  Rules  and
                  Regulations for Reporting and Disclosure  under the Employee
                  Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Southern California Edison Company
 Benefits Committee
Edison 401(k) Savings Plan
Rosemead, California

We have audited the  accompanying  statements of net assets available for plan benefits of the Edison  401(k)  Savings  Plan (the  "Plan") as of December 31,
2009 and 2008 and the  related  statement  of changes in net assets  available for plan  benefits  for the year ended  December  31,  2009.  These  financial
statements   are   the   responsibility   of  the   Plan's   management.   Our
responsibility  is to express an opinion on these financial  statements  based on our audits.

We  conducted  our  audits in  accordance  with the  standards  of the  Public
Company  Accounting  Oversight Board (United States).  Those standards require that we plan and  perform  the  audit to  obtain  reasonable  assurance  about whether the financial statements are free of material  misstatement.  The Plan is not  required  to have,  nor were we  engaged to  perform,  an audit of its
internal   controls   over   financial   reporting.    Our   audits   included
consideration  of internal  control  over  financial  reporting as a basis for designing audit procedures that are appropriate in the circumstances,  but not for the purpose of  expressing an opinion on the  effectiveness  of the Plan's internal  control over  financial  reporting.  Accordingly  we express no such opinion.  An  audit  also  includes  examining,  on  a  test  basis,  evidence supporting the amounts and disclosures in the financial statements,  assessing the accounting  principles used and significant  estimates made by management, as well  as  evaluating  the  overall  financial  statement  presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial statements referred to above present fairly, in all  material  respects,  the net assets  available  for plan  benefits  as of
December 31, 2009 and 2008,  and the changes in net assets  available for plan benefits for the year ended  December 31, 2009 in conformity  with  accounting principles generally accepted in the United States of America.

Our audits were  performed  for the purpose of forming an opinion on the basic financial  statements taken as a whole.  The  supplemental  schedule of assets
(held at end of year) as of December 31,  2009 is presented for the purpose of additional  analysis  and is  not a  required  part  of  the  basic  financial statements  but is  supplementary  information  required by the  Department of
Labor's Rules and Regulations for Reporting and Disclosure  under the Employee
Retirement  Income  Security Act of 1974. The  supplemental  schedule has been subjected  to the  auditing  procedures  applied  in our  audits  of the basic financial  statements  and, in our opinion,  is fairly  stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
-----------------------
BDO Seidman, LLP
Costa Mesa, California
June 24, 2010

                                                      Edison 401(k) Savings Plan

                            Statements of Net Assets Available for Plan Benefits

December 31,                                             2009           2008
-------------------------------------------------------------------------------

                                                                 (in 000's)
Assets

Cash                                               $      2,382   $       868
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Investments, at fair value                            3,323,968     2,742,470
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Receivables
  Dividends receivable                                    7,946         7,338
  Interest receivable                                       122           653
  Profit sharing receivable                               3,513         2,821
  Receivable from brokers                                 2,268         5,118
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  Total receivables                                      13,849        15,930
-------------------------------------------------------------------------------
Total assets                                          3,340,199     2,759,268
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Liabilities
  Payable to brokers and others                           9,296        10,226
-------------------------------------------------------------------------------
Total liabilities                                         9,296        10,226
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Net assets available for plan benefits             $  3,330,903   $ 2,749,042
-------------------------------------------------------------------------------

                               See accompanying notes to financial statements.

                                                      Edison 401(k) Savings Plan

                  Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,                                                  2009
-------------------------------------------------------------------------------

                                                                   (in 000's)
Additions

Net investment income
  Dividends                                                      $     52,833
  Interest                                                              8,975
  Net appreciation in fair value of investments                       432,758
-------------------------------------------------------------------------------
                                                                      494,566
Less:  Management fees                                                    612
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Net investment income                                                 493,954
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Contributions
  Employer contributions, net of forfeitures                           83,529
  Participant and rollover contributions                              156,363
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Total net contributions                                               239,892
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Total additions                                                       733,846
-------------------------------------------------------------------------------
Deductions
  Distributions to participants                                       151,967
  Loans in default                                                         18
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Total deductions                                                      151,985
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Net increase                                                          581,861
Net assets available for plan benefits
  Beginning of year                                                 2,749,042
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  End of year                                                    $  3,330,903
-------------------------------------------------------------------------------
                               See accompanying notes to financial statements.

                                                      Edison 401(k) Savings Plan

                                                   Notes to Financial Statements

1.    Plan Description The  following  description  of the Edison  401(k)  Savings
                       Plan (the "Plan"),  provides only general information.  The
                       Plan  sponsor is the  Southern  California  Edison  Company
                       (the  "Plan  Sponsor").  Participants  should  refer to the summary plan  description  and Plan  document,  as amended, for a more complete description of the Plan's provisions.

                       Nature of Plan

                       Eligibility

                       The  Plan  is a  defined-contribution  plan  with a  401(k)
                       feature,  in  which  qualifying   full-time  and  part-time
                       employees of Edison  International (the "Company") and many of its  subsidiary  companies are eligible to  participate.
                       The  Plan is  subject  to the  provisions  of the  Employee
                       Retirement   Income  Security  Act  of  1974  (ERISA),   as
                       amended. An employee,  as defined by the Plan document,  is eligible  to  participate  in  the  Plan  immediately  upon employment.

                       Contributions

                       Subject to statutory limits,  all participants may defer up to 84  percent of  eligible  pay.  Participating  employers provide  matching  contributions  up to  6.0  percent  of a participant's  eligible pay. Employees who attain age fifty before  the  close  of a Plan  year  are  allowed  to  make catch-up  contributions  subject  to IRS  limitations.  The
                       Plan was amended  effective January 1, 2009 to provide that
                       most  participants  may  designate  certain   contributions
                       under  the Plan as Roth  elective  deferrals,  and make and receive Roth rollovers.  Certain participating subsidiaries also provide a fixed  profit  sharing  contribution  of 3.0 percent  of  eligible  pay each pay  period  and a variable profit sharing  contribution  annually (if certain business objectives  are  reached) to eligible  employees.  The Plan also accepts  rollover  contributions  from other qualified plans.

                       Vesting

                       Participants  immediately vest in their  contributions plus
                       actual  earnings  thereon.   Employer   contributions  plus
                       actual  earnings  thereon  vest at a rate of 20 percent per year.  After five years of service or reaching  age 65, all
                       existing  and  future  employer   contributions  are  fully
                       vested.

                                                      Edison 401(k) Savings Plan

                                       Notes to Financial Statements (Continued)

1.    Plan Description Forfeitures
      (Continued)
                       At  December 31,  2009,  and 2008,  the  unused  portion of forfeited  non-vested  accounts totaled $7,595, and $6,256, respectively.  These  accounts  are used to  reduce  future
                       employer     contributions.     During    2009,    employer
                       contributions  were  reduced  by  $882,145  from  forfeited non-vested accounts.

                       Plan Trust

                       Plan  assets are held in trust with State  Street  Bank and
                       Trust   Company   (the   "Trustee")   for  the  benefit  of
                       participants   and   their   beneficiaries.    The   mutual
                       covenants to which the Plan  Sponsor and the Trustee  agree are  disclosed  in the  trust  agreement  between  the Plan
                       Sponsor and the Trustee.

                       Plan Administration

                       The Plan is administered by the Southern  California Edison
                       Company  Benefits  Committee  (the  "Plan  Administrator").
                       Hewitt  Associates LLC is the Plan's record  keeper.  As of
                       December 31,  2009 and 2008,  the Plan provided  investment choices in 41 and 43 investment  funds,  respectively.  The
                       Plan provides to  participants  a detailed  description  of each  investment  fund  choice  and  lists  the  respective investment manager.

                       Administrative and Investment Expenses

                       The Plan Sponsor pays the cost of  administering  the Plan, including  fees and  expenses  of the  Trustee  and  record keeper.  The fees,  taxes and other  expenses  incurred  by the Trustee or  investment  managers in making  investments are  paid out of the  applicable  investment  funds.  These
                       expenses   also  include   brokerage   fees  for  sales  or
                       purchases of Edison  International Common Stock on the open market.  No  additional  costs are  incurred in  connection with sales of Edison  International Common Stock within the trust or the transfer of assets between funds.

                       Mutual  funds  pay  fees  to the  Plan  record  keeper  for
                       administrative   services   to   participants   that  would
                       otherwise  have to be  provided  by the mutual  funds.  The majority of fees  received  by the Plan  record  keeper are
                       used  to  reduce  the  record  keeping  and   communication
                       expenses of the Plan paid by the Plan  Sponsor.  See Note 7 for a discussion of party-in-interest transactions.

                                                      Edison 401(k) Savings Plan

                                       Notes to Financial Statements (Continued)

1.    Plan Description  Participant Accounts
      (Continued)
                        Each    participant    account   is   adjusted   for   the
                        participant's  contribution,  the employer's contribution,
                        if    applicable,    and    allocations    of   investment
                        earnings/losses,   and  redemption  fees,  if  applicable.
                        Allocation   of   earnings/losses   is  based  on  account
                        balances.  The benefit to which a participant  is entitled is the  benefit  that  can be  provided  from  the  vested portion of the participant's account.

                        Participant Loans

                        Participants  may borrow from their account,  a minimum of
                        $1,000   to   a   maximum   of   $50,000,   with   certain
                        restrictions.   Loan   transactions   are   treated  as  a
                        transfer   from  (to)  the   investment   fund  to  (from)
                        participant  loans.  Loan  terms  range  from  one to four years for general  purpose loans or up to 15 years for the purchase of a primary  residence.  Loans bear  interest at
                        prime   rate   plus  one   percent.   Interest   rates  on
                        outstanding  loans range from 4.25 percent to 10.5 percent as of  December  31,  2009 and  mature  on  various  dates through  November  2024.  Principal  and interest are paid
                        ratably   through  payroll   deductions.   Some  separated
                        participants may repay loan obligations  directly,  rather
                        than  through  payroll   deductions.   Participant   loans
                        amounted to  approximately  $83,350,000 and $73,260,000 as of December 31, 2009, and 2008, respectively.

                        Distribution to Participants

                        Account  balances are  distributed  as soon as practicable
                        after  a   participant   dies,   becomes   entitled  to  a
                        distribution  and requests a  distribution,  or terminates employment  with an  account  balance  of  $5,000 or less.
                        Participants may otherwise delay distribution,  subject to
                        the  minimum  distribution   requirements  under  Internal
                        Revenue  Code  Section  401(a)(9).  The Plan  was  amended effective 2010 to require most terminated  participants to receive  their entire  nonforfeitable  account  balance no later  than the end of the year in which  they  attain age
                        70-1/2.  Prior  to  2010,  participants  were  allowed  to choose a lump sum, partial  distribution or an installment form  of  payment.  The  Plan  was  amended  to  eliminate partial  and  installment  distribution  options  for most participants effective 2010. In-service withdrawals may be

                                                      Edison 401(k) Savings Plan

                                       Notes to Financial Statements (Continued)

1.    Plan Description  taken  from   after-tax   contributions   or  for  certain
      (Continued)       financial  hardships.  The Plan was amended in 2008, 2009, and 2010 to allow  additional  in-service  withdrawals for
                        most   participants   who  have   attained   age   59-1/2.
                        Participants  taking  in-service  withdrawals are required to pay  applicable  taxes  on the  withdrawals  and may be subject  to  penalty  taxes  for early  withdrawals  taken
                        prior   to  age   59-1/2.   Participants   who   terminate
                        employment  with a vested  account  balance  greater  than
                        $1,000  but less than or equal to $5,000  will have  their
                        vested  account  balance   automatically  rolled  over  to
                        individual  retirement  accounts  ("IRA")  selected by the
                        Chair or Secretary of the Plan  Administrator,  unless the participants make a timely distribution election.

                        Profit Sharing

                        Certain non-represented  employees of Edison Mission Group
                        Inc.'s  ("EMG")  participating  subsidiaries  are eligible for two types of profit sharing contributions:

                        (i)    Fixed  profit  sharing is comprised of a 3.0 percent
                               profit sharing  contribution each pay period to the
                               Plan on behalf of eligible employees.  Fixed profit
                               sharing   contributions   in   2009   amounted   to
                               $2,779,328.

                        (ii)   Variable   profit   sharing  is   comprised   of  an
                               additional  annual profit sharing  contribution  to
                               the  Plan  on  behalf  of  eligible   employees  if
                               certain business  objectives are reached.  Variable
                               profit sharing  contributions made in 2010 and 2009
                               for the 2009  and 2008  plan  years  were  4.0% and
                               3.25%  of  eligible   earnings   for  eligible  EMG
                               employees  for a total  amount  of  $3,512,696  and
                               $2,820,832,    respectively.   Such   amounts   are
                               presented  as "Profit  sharing  receivable"  on the
                               Statements   of  Net  Assets   Available  for  Plan
                               Benefits   as  of   December 31,   2009  and  2008,
                               respectively.

2.    Summary           Basis of Accounting
      of Significant
      Accounting        The  financial  statements  are  presented  on the accrual
      Policies          basis of  accounting  and in  conformity  with  accounting principles  generally  accepted  in the  United  States of
                        America  ("U.S.A.")  applicable to employee  benefit plans and ERISA.

                                                      Edison 401(k) Savings Plan

                                       Notes to Financial Statements (Continued)

2.    Summary           Use of Estimates
      of Significant
      Accounting        The  preparation  of financial  statements  in  conformity
      Policies          with  accounting  principles  generally  accepted  in  the
      (Continued)       U.S.A.   requires   management   to  make   estimates  and
                        assumptions  that affect the  reported  amounts of assets,
                        liabilities,   and  changes  therein,  and  disclosure  of
                        contingent  assets and  liabilities.  Actual results could differ materially from those estimates.

                        New Accounting Pronouncements

                        As of  December  31,  2009,  the  Plan  adopted  Financial
                        Accounting  Standards Board ("FASB") Accounting  Standards
                        Codification  ("Codification")  which  became  the  single
                        source  of   authoritative   non-governmental   accounting
                        principles  generally  accepted  in the  United  States of
                        America    ("GAAP"),    superseding    various    existing
                        authoritative accounting pronouncements.  The Codification establishes  one level of  authoritative  GAAP.  All other literature is considered non-authoritative.  There were no changes  to the  Plan's  financial  statements  due to the implementation  of the Codification  other than changes in
                        reference    to    various    authoritative     accounting
                        pronouncements in the financial statements.

                        As of December  31,  2009,  the Plan  adopted FASB updated guidance  regarding fair value  measurement of investments in certain  entities  that  calculate  net asset value per
                        share  (or  its   equivalent).   This  update  applies  to
                        investments that do not have a readily  determinable  fair value  and are  held by an  entity  that  is  required  to report  investments  assets  at fair  value.  This  update creates a  practical  expedient  to measure the fair value of such  investments  on the basis of the net asset  value per share (or its equivalent) and requires  disclosures by major category of the investments  about the attributes of investments,  such as the  nature of any  restrictions  on the  investor's  ability to redeem its  investments at the
                        measurement  date,  any  unfunded  commitments,   and  the
                        investment  strategies of the  investees.  The adoption of
                        this   update  did  not   materially   impact  the  Plan's
                        financial statements.

                                                      Edison 401(k) Savings Plan

                                       Notes to Financial Statements (Continued)

2.    Summary           In  January,  2010,  the FASB issued  updated  guidance to
      of Significant    improve    disclosures    regarding    the   fair    value
      Accounting        measurements.   This  update  requires   entities  to  (i)
      Policies          disclose  separately the amounts of significant  transfers
      (Continued)       in and out of Level 1 and Level 2 fair value  measurements and  describe  the  reasons  for the  transfers  and  (ii)
                        present  separately (i.e., on a gross basis rather than as one  net  number),  information  about  purchases,  sales, issuances,  and settlements in the roll forward of changes in Level 3 fair value  measurements.  The update  requires fair value  disclosures by class of assets and liabilities rather  than  by  major  category  or  line  item  in  the statement of  financial  position.  Disclosures  regarding the valuation  techniques  and inputs used to measure fair value  for both  recurring  and  nonrecurring  fair  value measurements  for assets and  liabilities  in both Level 2 and Level 3 are also  required.  For all  portions  of the update  except the gross  presentation  of activity in the
                        Level 3 roll  forward,  this  standard  is  effective  for interim  and  annual  reporting  periods  beginning  after
                        December 15, 2009. For the gross  presentation of activity in the Level 3 roll  forward,  this  guidance is effective for fiscal years  beginning  after  December 15, 2010.  As this  guidance  is only  disclosure-related,  it will  not have a material impact on the Plan's financial statements.

                        Risks and Uncertainties

                        The  Plan's  investment  in  Edison  International  Common
                        Stock   amounted   to   approximately   $843,338,000   and
                        $762,101,000   as  of  December   31,   2009,   and  2008,
                        respectively.  Such investments represented  approximately
                        25 and 28  percent  of the  Plan's  total net assets as of
                        December 31, 2009, and 2008,  respectively.  For risks and
                        uncertainties   regarding   investment  in  the  Company's
                        common  stock,  participants  should  refer to the  annual report  on Form 10-K for the  period  ended  December  31,
                        2009, and the quarterly report on Form
                        10-Q for the  period  ended  March  31,  2010,  of  Edison
                        International, and its affiliate entities listed below:

                             Southern California Edison Company
                             Edison Mission Energy
                             Midwest Generation, LLC
                             EME Homer City Generation L.P.

                                                      Edison 401(k) Savings Plan

                                       Notes to Financial Statements (Continued)

2.    Summary            The Plan provides for various funds that hold  investment
      of Significant     securities.   Investment   securities   are   exposed  to
      Accounting         various risks such as interest rate,  market,  and credit
      Policies           risk.  Due to the level of risk  associated  with certain
      (Continued)        investment   securities  and  the  level  of  uncertainty
                         related   to   changes   in  the   value  of   investment
                         securities,  it  is at  least  reasonably  possible  that
                         changes in risk in the near term would materially  affect
                         participants'  account  balances and the amounts reported
                         in Statements  of Net Assets  Available for Plan Benefits
                         and the Statement of Changes in Net Assets  Available for
                         Plan Benefits.

                         The Plan participates in various  investment options that
                         comprise  securities of foreign companies,  which involve
                         special   risks   and    considerations   not   typically
                         associated  with  investing  in U.S.A.  companies.  These
                         risks include  devaluation of  currencies,  less reliable
                         information   about   issuers,    different    securities
                         transaction  clearance  and  settlement  practices,   and
                         possible  adverse  political  and economic  developments.
                         Moreover,  securities of many foreign companies and their
                         markets  may  be  less  liquid  and  their   prices  more
                         volatile than securities of comparable U.S.A. companies.

                         Investment Valuation and Income Recognition

                         The  Plan's  investments  are  stated  at fair  value  or
                         estimated   fair  value.   Investments  in  mutual  funds
                         valued at quoted  market prices  represent  units held by
                         the  Plan  at  year  end.   Investments   in  the  common
                         collective  funds  invest  in  premixed   portfolios  and
                         institutional  funds  (see  Note 4).  Investments  in the
                         common  collective funds are valued at net asset value of
                         shares   held   by   the   Plan   at   year-end.   Edison
                         International  Common  Stock  is  valued  at  its  quoted
                         market  price at year-end.  Participant  loans are valued
                         at cost,  which  approximates  fair value.  Purchases and
                         sales of securities  are recorded on a trade-date  basis.
                         Interest   income  is  recorded  on  the  accrual  basis.
                         Dividends are recorded on the ex-dividend date.

                         Participant  loans that are in default as provided in the
                         Plan document,  are treated as deemed  distributions  for
                         tax  purposes  and  also  reported  as such  in the  Form
                         5500.  Management has  determined  these loans in default
                         as  uncollectible.  For the year ended December 31, 2009,
                         $17,559 of  participant  loans in default  were deemed to
                         be  uncollectible   and   written-off.   Such  amount  is
                         included as loans in default in the  Statement of Changes
                         in Net Assets Available for Plan Benefits.

                                                      Edison 401(k) Savings Plan

                                       Notes to Financial Statements (Continued)

2.    Summary            Net   Appreciation   (Depreciation)   in  Fair  Value  of
      of Significant     Investments
      Accounting
      Policies           Realized and unrealized  appreciation  (depreciation)  in
      (Continued)        the fair value of  investments is based on the difference
                         between the fair value of the assets at the  beginning of
                         the  year,   or  at  the  time  of  purchase  for  assets
                         purchased  during the year, and the related fair value on
                         the day  investments  are sold with  respect to  realized
                         appreciation  (depreciation),  or on the  last day of the
                         year for unrealized appreciation (depreciation).

                         Distributions to Participants

                         Distributions  to  participants,  other than  loans,  are
                         recorded when paid.

                         Fair Value Measurements

                         Financial  assets and  liabilities  that are  re-measured
                         and reported at fair value at each  reporting  period are
                         classified  and disclosed on one of the  following  three
                         levels:

                         o   Level  1  -  Quoted  prices  in  active  markets  for
                             identical assets.

                         o   Level  2  -  Inputs  other  than  Level  1  that  are
                             observable,  either  directly or indirectly,  such as
                             quoted  prices for similar  assets;  quoted prices in
                             markets  that are not  active;  or other  inputs that
                             are observable or can be  corroborated  by observable
                             market  data for  substantially  the full term of the
                             assets or liabilities.

                         o   Level  3 -  Inputs  that  are  unobservable  for  the
                             assets and that are  significant to the fair value of
                             the assets.

                         Plan  assets   carried  at  fair  value  consist  of  the
                         following   investments:   Edison   International  Common
                         Stock, a money market fund,  common/collective  funds and
                         mutual  funds.  Edison  International  common  stock  and
                         mutual funds are  classified  as Level 1 as fair value is
                         determined  by  observable,   unadjusted   quoted  market
                         prices  in  active  or  highly  liquid  and   transparent
                         markets.  Common/collective  funds are  valued at the net
                         asset  value  of  shares  held  by  the  Plan.   Although
                         common/collective  funds and the money  market  fund fair
                         values are  determined  by  observable  prices,  they are
                         classified as Level 2 because

                                                      Edison 401(k) Savings Plan

                                       Notes to Financial Statements (Continued)

2.    Summary            they   trade  in  markets   that  are  less   active  and
      of Significant     transparent.   The   fair   value   of   the   underlying
      Accounting         investments   in   equity   mutual   funds   and   equity
      Policies           common/collective  funds  are based  upon  stock-exchange
      (Continued)        prices.  The fair value of the underlying  investments in
                         fixed-income  common/collective  funds  and  fixed-income
                         mutual funds are based on  evaluated  prices that reflect
                         significant   observable   market   information  such  as
                         reported  trades,  actual  trade  information  of similar
                         securities,   benchmark  yields,   broker/dealer  quotes,
                         issuer   spreads,   bids,   offers  and  relevant  credit
                         information.

                         The  following  presents  information  about  the  Plan's
                         financial  assets  that are  measured  at fair value on a
                         recurring  basis as of December 31, 2009, by level within
                         the fair value hierarchy (in thousands):

                                           Level 1    Level 2   Level 3   Total
                      ----------------------------------------------------------
                      ----------------------------------------------------------
                 Equity Securities
                       Large Cap US(a) $   105,480 $  322,134   $   -  $ 427,614
                       Mid Cap US          175,648         -        -    175,648
                       Small Cap US        105,003     32,377       -    137,380
                       International(b)    313,714         -        -    313,714
                      ----------------------------------------------------------
                      ----------------------------------------------------------
                 Total Equity Securities    699,845   354,511       -  1,054,356
                      ----------------------------------------------------------
                      ----------------------------------------------------------
                 Fixed Income Securities
                        Corporate(c)       143,700     97,719       -    241,419
                        US Government       82,039       -          -     82,039
                      ----------------------------------------------------------
                      ----------------------------------------------------------
                 Total Fixed Income
                         Securities        225,739     97,719       -    323,458
                      ----------------------------------------------------------
                      ----------------------------------------------------------
                 Balanced Funds (d)         38,004    294,548       -    332,552
                 Other Mutual Funds (e)    130,508         -        -    130,508
                 Money Market Funds             -     556,408       -    556,408
                 Edison International
                    Common Stock           843,338         -        -    843,338
                 Participant Loans               -     83,348       -     83,348
                      ----------------------------------------------------------
                 Total                 $ 1,937,434 $1,386,534   $   - $3,323,968
                      ----------------------------------------------------------

            (a) 83% of Level 2 consists of an index fund that seeks to track the performance of the Standard and Poor's 500.
            (b) Approximately 30% is a mutual fund that invests in emerging markets.
            (c) Consists of low duration, total return and high yield bond mutual funds as well as a diversified common collective bond fund.
            (d) Level 2 consists of common collective funds with investment strategies of balanced moderate, aggressive growth and
                conservative growth.
            (e) Other consists of mutual funds invested in global technology, real estate, utilities, health science and financial services.

                                                      Edison 401(k) Savings Plan

                                       Notes to Financial Statements (Continued)

2.    Summary           The following table sets forth financial  assets that were
      of Significant    accounted for at fair value as of December 31, 2008 by Accounting
      Policies          hierarchy (in thousands):
      (Continued)                     Level 1     Level 2    Level 3      Total
                      ----------------------------------------------------------
                      ----------------------------------------------------------

                Investments
                Edison International
                 Common Stock       $ 762,101 $     -      $   -    $    762,101
                Common Collective
                 Funds                    -      568,304       -         568,304
                Participant Loans         -       73,260       -          73,260
                Money Market Funds        -      659,780       -         659,780
                Mutual Funds          679,025       -          -         679,025
                      ----------------------------------------------------------
                     Total        $ 1,441,126 $ 1,301,344  $   -     $ 2,742,470
                      ----------------------------------------------------------

3.    Investment        The  Trustee  invests  contributions  in  accordance  with
      Elections         participant instructions.

                        Participants  may elect  changes to their  investment  mix effective  each business  day, with certain  restrictions.
                        The Plan imposes a seven-day trading  restriction for most participants  that  applies to all funds except the Edison
                        International  Common Stock Fund.  Reallocation  elections are  also  subject  to  trading  restrictions,  redemption
                        fees,  or  other  measures   imposed  by  investment  fund
                        managers.   Participants   may  effect  changes  to  their
                        deferral  percentages  and deferral  investment  elections coincident with their pay frequency.

4.    Investment        The transfer of a  participant's  investment from one fund
      Options           to any other  fund is based on the net asset  value of the units allocated to the participant's  account, as of close of market on the date of transfer.

                        As of December 31,  2009,  all  participants  were able to choose  from among 41  investment  fund  offerings.  These investment funds consisted of the following:

                        o   Three  Pre-mixed  Portfolios - Funds are invested in
                            portfolios which include U.S. stocks,  non-U.S. stocks
                            and corporate and government bonds;

                                                      Edison 401(k) Savings Plan

                                       Notes to Financial Statements (Continued)

4.    Investment        o  Six  Institutional  Funds - Funds are  invested  in a
      Options              broad selection of asset classes; and
      (Continued)
                        o  Thirty Two  Mutual  Funds - Funds are  invested  in a
                           variety  of retail  mutual  funds from  multiple  asset
                           classes.

                       The Plan Sponsor's  Trust  Investment  Committee may direct
                       the  Trustee  to   establish   new   investment   funds  or
                       discontinue  existing ones as well as change the investment medium for each investment fund.  Participants should refer to  the  summary  plan  description  for  a  more  complete discussion of the various investment options.

5.    Investments      The  following   presents   investments  that  represent  5
                       percent or more of the Plan's net assets:

                      December 31,                                 2009      2008
                      ------------------------------------------------------------
                      ------------------------------------------------------------
                                                                  (in 000's)
                      Investments at Fair Value as
                        Determined by Quoted Market
                        Prices:
                          Edison International Common
                            Stock Fund, 24,227,255 and
                            23,858,578 shares,
                            respectively (See Note 7)       $   854,269  $ 772,516
                          Others - Mutual funds (less
                            than 5%)                          1,094,096    679,025
                      ------------------------------------------------------------
                      ------------------------------------------------------------
                                                              1,948,365  1,451,541
                      ------------------------------------------------------------

                        Investments at Estimated Fair Value:
                          State Street Bank & Trust Co.
                            - Money Market Fund,
                            545,476,680  and 649,365,366
                            units, respectively (See
                            Note 7)                            545,477     649,365
                          BlackRock - Common Stock Fund,
                            7,195,531 and 7,136,110
                            units, respectively                267,561     208,811
                          Others - Frank Russell Trust
                            Company Funds (less than 5%)       479,217     359,493
                          Participant Loans (less than
                          5%)                                   83,348      73,260
                      ------------------------------------------------------------
                      ------------------------------------------------------------
                                                             1,375,603   1,290,929
                      ------------------------------------------------------------
                      ------------------------------------------------------------
                      Total Investments                    $ 3,323,968 $ 2,742,470
                      ------------------------------------------------------------

                                                      Edison 401(k) Savings Plan

                                       Notes to Financial Statements (Continued)

5.    Investments  During 2009, the Plan's  investments  (including  gains and
      (Continued)  losses on  investments bought and sold, as well as held during the year) appreciated in value as follows:

                   Net Appreciation in Fair Value of Investments:

                    For the year ended December 31,                         2009
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                                                                      (in 000's)
                    Investments at Fair Value as Determined
                    by Quoted Market Prices
                     Edison International Common Stock Fund           $   65,608
                     Mutual Funds                                        219,007
                    ------------------------------------------------------------
                                                                         284,615
                   Investments at Estimated Fair Value
                     Common Collective Funds                             148,143
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                   Net appreciation in fair value of
                     investments                                      $  432,758
                    ------------------------------------------------------------

6. Reconciliation      The following is a reconciliation of net assets available
   of Financial        for plan benefits per the financial statements to the
   Statements          Form 5500:
   to Form 5500
                       December 31,                      2009           2008
                     -----------------------------------------------------------
                                                             (in 000's)
                  Net assets available for plan
                   benefits per the financial
                     statements                     $ 3,330,903      $ 2,749,042
                  Less:  Amounts allocated to
                  withdrawing participants                  879              324
                     -----------------------------------------------------------
                     -----------------------------------------------------------
                  Net assets available for plan
                  benefits per the Form 5500        $ 3,330,024      $ 2,748,718
                     -----------------------------------------------------------
                     -----------------------------------------------------------

                                                      Edison 401(k) Savings Plan

                                       Notes to Financial Statements (Continued)

6.    Reconciliation
      of Financial
      Statements
      to Form 5500
      (Continued)
                       For the year ended December 31,                      2009
                      ----------------------------------------------------------
                                                                      (in 000's)

              Benefits paid to participants per the
                financial statements                                  $  151,967
              Add:  Amounts allocated to withdrawing
                participants at December 31, 2009                            879
              Less:  Amounts allocated to withdrawing
                participants at December 31, 2008                          (324)
                      ----------------------------------------------------------
                      ----------------------------------------------------------
              Benefits paid to participants per the Form 5500         $  152,522
                      ----------------------------------------------------------
                        Amounts   allocated  to   withdrawing   participants   are
                        recorded  on the Form 5500 for  benefit  claims  that have been  processed and approved for payment prior to December
                        31 but not paid as of that date.

7.    Party-In-Interest The Money  Market Fund is managed by State Street Bank and
      Transactions      Trust  Company,  which also serves as the Plan's  Trustee.
                        Fees  earned  by the  Trustee  in  its  capacity  as  fund manager  for the  Plan  were  $494,798  for  2009 and were reported as  management  fees on the  Statement of Changes in Net Assets Available for Plan Benefits.

                        The  Plan's  investment   options  include  the  Company's
                        Common  Stock  as  a  fund  option.   See  Note  2  for  a
                        discussion  of the amount of the Plan's  investment in the
                        Company's  Common Stock. In addition,  State Street Global
                        Advisors,  an  affiliate  of State  Street  Bank and Trust
                        Company,   is  the   investment   manager  of  the  Edison
                        International  Common  Stock  Fund.  Fees  earned by State
                        Street Global  Advisors in its capacity as the  investment manager  of the  Edison  International  Common  Stock Fund were  $116,772  for 2009 and were  reported as  management fees on the  Statement of Changes in Net Assets  Available for Plan Benefits.

                        Fees  paid by the  Plan  Sponsor  for  administrative  and
                        other  services   rendered  to  the  Plan  were  based  on
                        customary  rates for such  services.  Various mutual funds offered  as  investment  options in the Plan  transfer  to
                        Hewitt Associates,  the Plan's record keeper, certain fees they charge to Plan  participants who invest in the mutual funds  (these  fees are  charged to all  investors  in the mutual funds).

                                                      Edison 401(k) Savings Plan

                                       Notes to Financial Statements (Continued)

7.    Party-In-Interest These  transferred  fees,  which  totaled  $1,376,220  for
      Transactions      2009,  were used to reduce  Hewitt  Associates'  charge to
      (Continued)       the Plan Sponsor for services Hewitt  Associates  provided to the Plan.

                        See Note 10 below regarding  Edison  International  Common
                        Stock Fund dividend payments.

8.    Plan Termination  Although  it has not  expressed  intent to do so, the Plan
                        Sponsor  has the right under the Plan to  discontinue  its contributions  at any  time  and  to  terminate  the  Plan subject to the  provisions of ERISA.  In the event of Plan termination,  participants  will  become  fully  vested in
                        their   accounts.    The   Trust   will   continue   after
                        termination  until all Trust assets have been  distributed to participants and their beneficiaries.

9.    Tax Status        The Internal  Revenue  Service has determined and informed the Plan Sponsor by a letter dated May 22, 2002,  that the
                        Plan and related  trust as amended  through  November  29,
                        2001,  are  designed  in  accordance  with the  applicable
                        qualification   sections  of  the  Internal  Revenue  Code
                        ("IRC").  The Plan has been amended  since  receiving  the determination  letter.  However,  the  Plan  Administrator believes  that  the  Plan,  as  amended,  is  designed  in compliance with the applicable qualification  requirements of the IRC. In  addition,  the Plan  Administrator  is not aware of any  operational  issues  that will  prevent  the continuation of the Plan's qualified tax status.

10.   Employee Stock    The Edison  International Common Stock Fund constitutes an
      Ownership Plan    employee stock  ownership plan that allows for the current
                        distribution  of  dividends  to  all  participants.   Such
                        distributions  paid  from  Plan  net  assets  amounted  to
                        $5,822,621  for the year ended  December 31, 2009 and were
                        included  in   distributions   to   participants   in  the
                        accompanying  financial statements.  On December 10, 2009, the board of directors of Edison International  declared a common  stock  dividend  of $0.315  per share  payable  on
                        January  31,  2010,  to the  shareholders  of record as of
                        December  31,  2009.  As the record  date was at year end,
                        dividend   income  of  $0.315  per  share   amounting   to
                        $7,562,288   was   accrued  and   included  in   dividends
                        receivable  in the  accompanying  financial  statements at
                        December 31, 2009.

                                                      Edison 401(k) Savings Plan

                                  Schedule I:  Form 5500 - Schedule H - Line 4i-
                Schedule of Assets (Held at End of Year) as of December 31, 2009

                                                              EIN:  95-1240335
                                                              Plan Number: 002

(a)       (b)                            (c)                     (d)       (e)
                                                                         Current
     Identity of       Description of Investment Including               Value
     Issuer,           Maturity Date, Rate of Interest, Par or           (in
     Borrower,         Maturity Value                           Cost**   000's)
     Lessor, or
     Similar Party

Edison International Common Stock Fund

 *   Edison            Common Stock - No Par Value                     $ 843,338
     International

 *   State Street      Short Term Investment Fund                         10,931
     Bank &
       Trust Co.

                       Total Edison International Common Stock Fund      854,269

Money Market Fund

 *   State Street      Money Market Fund - Collective                    545,477
       Bank &            Investment in the State Street Bank
       Trust Co.         Short-Term Income Fund

Common Collective Funds

     BlackRock         Common Stock Fund - Collective                    267,561
       Global            Investment in the BZW Barclay's
       Investors         Global Investors Equity Index Fund

    Frank Russell     Balanced Fund - Collective Investment              153,462
       Trust             in Frank Russell Balanced Fund
       Company

     Frank Russell     Bond Fund - Collective Investment in               97,719
       Trust             Frank Russell Intermediate-Term Bond
       Company           Fund

     Frank Russell     US Large Company - Collective                      54,573
       Trust             Investment in Frank Russell US Large
       Company           Company Equity I Fund

     Frank Russell     US Small Company - Collective                      32,377
       Trust             Investment in Frank Russell US Small
       Company           Company Equity II Fund

     Frank Russell     Conservative Growth Portfolio -                    48,998
       Trust             Collective Investment in Frank
       Company           Russell Conservative Balanced Fund

     Frank Russell     Aggressive Growth Portfolio -                      92,088
       Trust             Collective Investment in Frank
       Company           Russell Aggressive Balanced Fund

                       Total Common Collective Funds                     746,778

                                                      Edison 401(k) Savings Plan

                                   Schedule I: Form 5500 - Schedule H - Line 4i-
                Schedule of Assets (Held at End of Year) as of December 31, 2009

(a)        (b)                            (c)                     (d)      (e)
                                                                         Current
     Identity of       Description of Investment Including                Value
     Issuer,           Maturity Date, Rate of Interest, Par or             (in
     Borrower,         Maturity Value                            Cost**   000's)
     Lessor, or
     Similar Party

Mutual Funds

     Allianz/PIMCO     Collective Investment in Total Return             84,806
     Advisors            Fund Admin Shares

     Allianz/PIMCO     Collective Investment in Low Duration             20,032
     Advisors            Admin Fund

     Allianz/PIMCO     Collective Investment in RCM Global               44,164
     Advisors            Technology Fund A

     Allianz/PIMCO     Collective Investment in Capital                  10,331
     Advisors            Appreciation Admin Fund

     Allianz/PIMCO     Collective Investment in Long Term US             21,684
     Advisors            Government Bonds

     Artisan Funds     Collective Investment in Small Cap Value          42,838
                         Fund

     Artisan Funds     Collective Investment in Mid Cap Fund A           17,242

     C&S Realty        Collective Investment in C&S
                          Institutional Realty Share Value Fund          31,137

     Capital           Collective Investment in The American             96,695
       Research &        Funds Group Europacific Growth Fund
       Management

     Capital           Collective Investment in Washington               36,466
       Research &        Mutual Investors Fund
       Management

     Capital           Collective Investment in American Funds           45,974
       Research &        - New Perspective A
       Management

     Capital           Collective Investment in American                 38,004
       Research &        Balance Fund
       Management

     Columbia Acorn    Collective Investment in Columbia Acorn           17,596
     Int'l  Z            International Z Fund

     Dimensional       Collective Investment in Dimensional              91,709
       Fund Advisors     Emerging Markets Fund

     Dreyfus           Collective Investment in Appreciation             10,186
     Management          Fund

     Franklin          Collective Investment in Franklin                 22,168
     Advisors            Utilities A

     Harbor Capital    Collective Investment in Capital                  22,059
     Advisors            Appreciation Fund

     MFS Investment    Collective Investment in Institutional            44,286
       Management        TR International Equity Funds

     Morgan Stanley    Collective Investment in Institutional             9,388
       Investment        International Equity Fund
       Mgmt.

     Oppenheimer       Collective Investment in Oppenheimer              15,488
     Funds               Main Street Small Cap Y Fund

                                                      Edison 401(k) Savings Plan

                                   Schedule I: Form 5500 - Schedule H - Line 4i-
                Schedule of Assets (Held at End of Year) as of December 31, 2009

(a)       (b)                            (c)                    (d)      (e)
                                                                       Current
     Identity of       Description of Investment Including              Value
     Issuer,           Maturity Date, Rate of Interest, Par            (in
     Borrower,         or Maturity Value                       Cost**   000's)
     Lessor, or
     Similar Party

     Salomon           Collective Investment in Salomon High             38,862
     Brothers            Yield Value Bond

     T. Rowe Price     Collective Investment in T. Rowe Price            26,437
                         Blue Chip Fund

     T. Rowe Price     Collective Investment in Mid-Cap Growth           52,800

     T. Rowe Price     Collective Investment in T. Rowe Price            21,716
                         Health and Science Fund

     T. Rowe Price     Collective Investment in Mid Cap Value            41,286
                         Fund

     T. Rowe Price     Collective Investment in Financial                11,323
                         Services Value Fund

     T. Rowe Price     Collective Investment in Small Cap                10,275
                         Stock Fund

     Turner            Collective Investment in Turner Small             13,647
       Investment        Cap Growth Fund
       Partners

     Vanguard Group    Collective Investment in                          60,355
                         Vanguard/Inflation Protected
                         Securities Fund

     Vanguard Group    Collective Investment in Mid Cap Index            64,321
                         Fund

     William Blair     Collective Investment in Small Cap                22,755
     & Co                Growth Fund

     William Blair     Collective Investment in International             8,066
     & Co.             Equity Fund CL 1

                          Total Mutual Funds                          1,094,096

    Participant       Loans With Maturities Varying From One             83,348
    Loans             to Four Years (or up to 15 Years for
                      Purchase of a Primary Residence)
                      through November 2024 and Interest
                      Rates of 4.25 % to 10.5%

                          Total                                     $ 3,323,968

 *   Party-In-Interest
 **  Investments are participant-directed; therefore,
     disclosure of cost is not required.

                                                      Edison 401(k) Savings Plan

                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 24, 2010

                                    EDISON 401(K) SAVINGS PLAN

                                    By:   /s/ Daryl D. David
                                    --------------------------------
                                    Daryl D. David
                                    Chair of the Southern California Edison
                                    Company Benefits Committee